Exhibit (a)(5)(D)

The Capri Family Foundation Increases its Offer Price
 for Shares of Optibase Ltd. (Nasdaq: OBAS)

Tel Aviv, Israel, February 18, 2022 – The Capri Family Foundation (“Capri”) announced today that it increased its offer price to purchase 941,942 ordinary shares of Optibase Ltd. (“Optibase”) (Nasdaq and TASE: OBAS) to $12.64 per share.

The increased offer price, $12.64 per Optibase Share, is approximately 7.6% greater than the closing sale price per Optibase share as reported by Nasdaq on February 14, 2022, the last U.S. trading day before the commencement of the tender offer, and approximately 9.0% greater than the original offer price of $11.60 per share.

The tender offer is scheduled to expire at 10:00 a.m., New York time (5:00 p.m. Israel time), on March 17, 2022, unless extended by Capri.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) and with the Israel Securities Authority (“ISA”). Capri expects to amend the Offer to Purchase, on or around February 23, 2022, to update matters that relate to the increased offer price. American Stock Transfer & Trust Company is the U.S Depositary for the offer and Israel Brokerage & Investments - I.B.I. - Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Optibase. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Optibase should read the tender offer materials which have been filed by Capri. Shareholders of Optibase should read the tender offer materials because they contain important information about the tender offer. The tender offer materials and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and also are available without charge to all shareholders by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (800) 829-6554 or (212) 269-5550 (banks and brokers). Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Optibase. These statements are based on information available at the time of the press release and Capri undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise (except as required by law).

About Capri: Capri is a foundation organized under the laws of the Republic of Panama.

The Information Agent in the offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
(800) 829-6554
(212) 269-5550 (banks and brokers)
optibase@dfking.com